SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011, as amended on September 23, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011 and again on September 23, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended by replacing the fourth bullet point under the heading Background of the Offer and Reasons for Recommendation - Reasons for Recommendation - The Board believes the Offer is illusory because it is subject to significant regulatory and other uncertainty with the following:

“•	The Board believes that PharMerica stockholders have no assurance that the Offer will ever be completed. In addition to the regulatory uncertainty that is discussed above, many of the conditions to the Offer are subject to Omnicare’s discretion, making it easy for Omnicare to claim that a condition is not satisfied and terminate the Offer, thereby giving Omnicare the option whether to complete the acquisition. Given the wide discretion retained by Omnicare to determine fulfillment of many of these conditions, the Board believes that PharMerica stockholders have no assurance that the Offer will ever be completed.”

Item 9.	Exhibits

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(10)	JMP Securities Healthcare Conference 2011 Investor Presentation, dated September 27, 2011.

(a)(11)	Transcript of JMP Securities Healthcare Conference 2011 Investor Presentation given on September 27, 2011.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ Thomas A. Caneris
Name:	Thomas A. Caneris
Title:	Senior Vice President, General Counsel, Compliance Officer and Secretary

Dated: September 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(10)	JMP Securities Healthcare Conference 2011 Investor Presentation, dated September 27, 2011.

(a)(11)	Transcript of JMP Securities Healthcare Conference 2011 Investor Presentation given on September 27, 2011.